BERKELEY COFFEE & TEA, INC.
Building B, #439, Jinyuan Ba Lu
Jiangqiao Town, Jiading District
Shanghai 201812, China
011-86-15021337898

VIA FASCIMILE (202-772-9204)
AND EDGAR CORRESPONDENCE

January 25, 2011

H. Christopher Owings
Assistant Director
US Securities Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Berkeley Coffee & Tea, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-168911

Dear Mr. Owings:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Berkeley Coffee & Tea, Inc. (the "Company"). We request that the registration statement be made effective as of January 28, 2011 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BERKELEY COFFEE & TEA, INC.

Sean Tan, President, CEO, CFO, Secretary
Controller and Director